UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 18, 2017

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated May 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: May 18, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY LNG PARTNERS REPORTS
FIRST QUARTER 2017 RESULTS

Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $29.1 million and adjusted net income attributable to the partners and preferred unitholders(1) of $21.1 million in the first quarter of 2017.

•	Generated distributable cash flow(1) of $43.2 million, or $0.54 per common unit, in the first quarter of 2017.

•
Completed or nearing completion of approximately $640 million of new long-term financings for the Partnership's growth projects to fund two MEGI LNG carrier newbuildings and two 50 percent-owned ARC7 Ice-Class LNG carrier newbuildings for the Yamal LNG project.

•	Took delivery of the Partnership's third MEGI LNG carrier newbuilding, the Torben Spirit, which commenced its charter contract in March 2017.

•	Exmar LPG Joint Venture acquired attractively priced mid-size LPG carrier newbuilding, which is scheduled to deliver in mid-2018.

Hamilton, Bermuda, May 18, 2017 - Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2017.

	Three Months Ended
	March 31, 2017	December 31, 2016	March 31, 2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	101,180	100,774	95,771
Income from vessel operations	46,078	38,010	16,983
Equity income	5,887	9,728	9,498
Net income (loss) attributable to the partners and preferred unitholders	29,057	84,411	(37,138)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	109,211	114,534	114,429
Distributable cash flow (DCF) (1)	43,227	50,199	54,404
Adjusted net income attributable to the partners and preferred unitholders(1)	21,093	28,958	34,151

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the first quarter, the Partnership’s results were in-line with our expectations,” commented Mark Kremin, President and CEO of Teekay Gas Group Ltd. “This included a one-month contribution from the delivery of our third MEGI LNG carrier newbuilding, the Torben Spirit, named after Teekay’s late-founder, J. Torben Karlshoej, which commenced its charter contract in early-March 2017.”

“Since reporting earnings in February 2017, we continued to execute on our portfolio of committed growth projects and opportunistically acquired a mid-size LPG carrier newbuilding through our 50 percent-owned Exmar LPG joint venture,” Mr. Kremin continued. “In addition, we have now completed or are nearing completion of financing for all the Partnership’s committed growth projects delivering through mid-2018 with the recent progress on approximately $640 million in new long-term financings. We expect to secure the remainder of the required long-term financings for the Partnership’s committed growth projects within the second half of 2017.”
Summary of Recent Events
Debt Financing Update

In April and May 2017, the Partnership completed approximately $355 million in new long-term financings for its committed growth projects, including: (i) a $175 million sale-leaseback transaction for one of the Partnership’s MEGI LNG carrier newbuildings scheduled to deliver in 2017, and (ii) a $180 million sale-leaseback transaction for one of the Partnership's MEGI LNG carrier newbuildings scheduled to deliver in 2018. Furthermore, the Partnership is nearing completion on a $285(1) million sale-leaseback transaction for two of the Partnership's 50 percent-owned ARC7 Ice-Class LNG carrier newbuildings for the Yamal LNG project, which are scheduled to deliver in 2018.

In March 2017, the Partnership's 52 percent-owned joint venture with Marubeni Corporation (MALT LNG Joint Venture) completed a refinancing of four LNG carriers with a new $335 million debt facility.

MALT LNG Joint Venture Secures 18-month Firm Charter Plus One-Year Option

In May 2017, the MALT LNG Joint Venture signed an 18-month charter contract (plus one-year extension option) with a major Japanese utility company, commencing in the fourth quarter of 2018. This charter contract will be serviced by one of the MALT LNG Joint Venture's existing vessels currently trading in the short-term market.

Exmar LPG Joint Venture Acquires Mid-Size Gas Carrier Newbuilding

In April 2017, the Partnership's 50/50 joint venture with Exmar (Exmar LPG Joint Venture) agreed to acquire an existing mid-size LPG carrier newbuilding, which is scheduled to deliver in mid-2018. The acquisition is consistent with the Exmar LPG Joint Venture's strategy of fleet renewal to preserve its market share and contract of affreightment (CoA) franchise with its customers in both the Ammonia and LPG trade. The installment payments on the vessel are expected to be financed by the Exmar LPG Joint Venture's existing liquidity and the joint venture expects to secure long-term financing prior to delivery.

Charter Contracts with Skaugen

On April 20, 2017, in lieu of receiving cash on a portion of the charter hire on six LPG carriers on charter with I.M. Skaugen SE (Skaugen), the Partnership took over Skaugen’s 35 percent ownership interest in a 2003-built LPG carrier, the Norgas Sonoma. As part of this transaction, the Partnership also acquired the remaining 65 percent ownership in this vessel from the other shareholders for a total purchase price of approximately $13 million (including Skaugen’s 35 percent ownership interest that was transferred to the Partnership). The vessel is currently trading in the Norgas pool. Giving pro forma effect for this transaction, Skaugen owed the Partnership approximately $8.3 million in outstanding charter hire and accrued interest thereon as of March 31, 2017.

(1) Based on Teekay LNG’s proportionate ownership interests in the projects.

Charter Contracts with Awilco LNG

In April 2017, the Partnership commenced charter extension and deferral negotiations with Awilco LNG regarding two modern LNG vessels chartered to Awilco LNG, which include purchase obligations for Awilco LNG to acquire the vessels in November 2017 and September 2018. These negotiations are expected to conclude in the second quarter of 2017.

Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	March 31, 2017			March 31, 2016
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	88,947	12,233	101,180	78,585	17,186	95,771
Income (loss) from vessel operations	43,336	2,742	46,078	40,189	(23,206)	16,983
Equity income	5,887	—	5,887	9,498	—	9,498
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels(i)	71,783	5,379	77,162	63,132	10,548	73,680
CFVO from equity-accounted vessels(i)	32,049	—	32,049	40,749	—	40,749
Total CFVO(i)	103,832	5,379	109,211	103,881	10,548	114,429

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Gas Segment

Income from vessel operations and cash flow from vessel operations from consolidated vessels increased for the three months ended March 31, 2017 compared to the same quarter of the prior year primarily due to the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-February 2016 and early-August 2016, respectively; the delivery of the Torben Spirit MEGI LNG carrier newbuilding, which commenced its 10-month plus one-year option charter contract with a major energy company in early-March 2017; and additional revenue recognized in the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers, the costs of which are reimbursed by the charterer. These increases were partially offset by lower revenues from the Partnership's six LPG carriers on charter to Skaugen as a portion of the first quarter revenue was not recognized as a result of a temporary deferral agreement and the scheduled dry docking of an LNG carrier in the first quarter of 2017.
Equity income and cash flow from vessel operations from equity-accounted vessels decreased for the three months ended March 31, 2017 compared to the same quarter of the prior year primarily due to lower redeployment rates for certain LPG carriers and the sale of an older LPG carrier (net of the additions of three LPG carrier newbuildings which delivered between February to November 2016) in the Exmar LPG Joint Venture; a further deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit, effective August 2016; and lower spot rates earned on the redeployment of the Magellan Spirit and Methane Spirit after their short-term charter contracts ended in June and July 2016, respectively, in the Partnership’s 52 percent-owned MALT LNG Joint Venture. Equity income was also impacted by unrealized gains on non-designated derivative instruments during the three months ended March 31, 2017, compared to unrealized losses in the same period of the prior year.

Conventional Tanker Segment
Income from vessel operations for the three months ended March 31, 2017 compared to the same quarter of the prior year increased primarily due to the loss on the sales of the Bermuda Spirit and Hamilton Spirit recorded in the first quarter of 2016, partially offset by lower revenues in the three months ended March 31, 2017 due to the sale of the Asian Spirit in March 2017 and the sales of the Bermuda Spirit and Hamilton Spirit in 2016. Cash flow from vessel operations also decreased due to these vessel sales.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of May 1, 2017:

	Number of Vessels
	Owned and In-Chartered Vessels(i)	Newbuildings	Total
LNG Carrier Fleet	32(ii)	18(ii)	50
LPG/Multigas Carrier Fleet	26(iii)	4(iv)	30
Conventional Tanker Fleet	5	—	5
Total	63	22	85

(i)	Owned vessels includes vessels accounted for under capital leases.

(ii)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.

(iii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.

(iv)	The Partnership’s interest in these vessels is 50 percent.
Liquidity
As of March 31, 2017, the Partnership had total liquidity of $395.0 million (comprised of $181.2 million in cash and cash equivalents and $213.8 million in undrawn credit facilities).

Conference Call
The Partnership plans to host a conference call on Thursday, May 18, 2017 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪	By dialing (866) 564-7439 or (416) 640-5942, if outside North America, and quoting conference ID code 9327780.

▪	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of one year).

An accompanying First Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fee-based charter contracts through its interests in 50 LNG carriers (including 18 newbuildings), 30 LPG/Multigas carriers (including four newbuildings) and five conventional tankers. The Partnership's interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in a regasification facility, which is currently under construction. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common and preferred units trade on the New York Stock Exchange under the symbol “TGP” and "TGP PR A", respectively.

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.
Cash Flow from Vessel Operations

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on a derivative charter contract. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the equity-accounted investments or distributed to the Partnership and other shareholders. In addition, the Partnership does not control the timing of such distributions to the Partnership and other shareholders. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Company in the periods such CFVO is generated by the equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income
Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow
Distributable cash flow (DCF) represents net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, distributions relating to equity financing of newbuilding installments, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	101,180	100,774	95,771

Voyage expenses	(1,437)	(302)	(457)
Vessel operating expenses	(23,388)	(22,270)	(21,853)
Depreciation and amortization	(26,120)	(25,021)	(23,611)
General and administrative expenses	(4,157)	(3,634)	(5,428)
Write-down and loss on sale of vessels(1)	—	(11,537)	(27,439)
Income from vessel operations	46,078	38,010	16,983

Equity income(2)	5,887	9,728	9,498
Interest expense	(16,988)	(15,934)	(13,997)
Interest income	854	783	602
Realized and unrealized gain (loss) on non-designated derivative instruments(3)	1,187	43,245	(38,089)
Foreign currency exchange (loss) gain(4)	(3,568)	15,474	(10,118)
Other income	391	314	419
Net income (loss) before tax expense	33,841	91,620	(34,702)
Income tax expense	(157)	(251)	(261)
Net income (loss)	33,684	91,369	(34,963)

Non-controlling interest in net income (loss)	4,627	6,958	2,175
Preferred unitholders' interest in net income (loss)	2,812	2,719	—
General Partner's interest in net income (loss)	525	1,634	(743)
Limited partners’ interest in net income (loss)	25,720	80,058	(36,395)
Weighted-average number of common units outstanding:
• Basic	79,590,153	79,571,820	79,557,872
• Diluted	79,690,391	79,705,854	79,557,872
Total number of common units outstanding at end of period	79,626,819	79,571,820	79,571,820

(1)
Write-down and loss on sale of vessels for the three months ended December 31, 2016 relates to the write-down of the Asian Spirit Suezmax tanker which was sold and delivered to its new owner in March 2017. Write-down and loss on sale of vessels for the three months ended March 31, 2016 relates to Centrofin Management Inc. (Centrofin) exercising its purchase options, under the 12-year charter contracts, to acquire the Bermuda Spirit and Hamilton Spirit Suezmax tankers.

(2)
The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
Equity income	5,887	9,728	9,498
Proportionate share of unrealized (gain) loss on non-designated derivative instruments	(1,784)	(8,078)	3,901
Proportionate share of ineffective portion of hedge-accounted interest rate swaps	(543)	(364)	160
Proportionate share of write-down of vessel	—	4,861	—
Proportionate share of other items	30	1,162	77
Equity income adjusted for items in Appendix A	3,590	7,309	13,636

(3)
The realized gains (losses) on non-designated derivative instruments relate to the amounts the Partnership actually paid or received to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
Realized (losses) gains relating to:
Interest rate swap agreements	(4,675)	(6,190)	(6,643)
Interest rate swaption agreements	395	—	—
Toledo Spirit time-charter derivative contract	15	(1,274)	630
	(4,265)	(7,464)	(6,013)

Unrealized gains (losses) relating to:
Interest rate swap agreements	4,302	34,068	(20,657)
Interest rate swaption agreements	30	16,601	(11,669)
Toledo Spirit time-charter derivative contract	1,120	40	250
	5,452	50,709	(32,076)

Total realized and unrealized gains (losses) on non-designated derivative instruments	1,187	43,245	(38,089)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income (Loss).

Foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle or terminate the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds and realized gains on bond repurchases. Foreign currency exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized (losses) gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
Realized losses on cross-currency swaps	(3,537)	(2,160)	(2,291)
Realized losses on cross-currency swaps termination	—	(17,711)	—
Realized gains on repurchase of NOK bonds	—	16,782	—
Unrealized gains (losses) on cross-currency swaps	2,699	(6,053)	21,312
Unrealized (losses) gains on revaluation of NOK bonds	(606)	12,644	(20,430)

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at March 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	181,201	126,146
Restricted cash – current	9,155	10,145
Accounts receivable	24,270	25,224
Prepaid expenses	3,889	3,724
Vessel held for sale	—	20,580
Current portion of derivative assets	1,630	531
Current portion of net investments in direct financing leases	149,291	150,342
Advances to affiliates	11,354	9,739
Total current assets	380,790	346,431

Restricted cash – long-term	97,746	106,882

Vessels and equipment
At cost, less accumulated depreciation	1,363,980	1,374,128
Vessels under capital leases, at cost, less accumulated depreciation	680,430	484,253
Advances on newbuilding contracts	361,179	357,602
Total vessels and equipment	2,405,589	2,215,983
Investment in and advances to equity-accounted joint ventures	1,077,355	1,037,726
Net investments in direct financing leases	488,561	492,666
Other assets	4,375	5,529
Derivative assets	2,258	4,692
Intangible assets – net	67,720	69,934
Goodwill – liquefied gas segment	35,631	35,631
Total assets	4,560,025	4,315,474

LIABILITIES AND EQUITY
Current
Accounts payable	5,364	5,562
Accrued liabilities	36,504	35,881
Unearned revenue	20,808	16,998
Current portion of long-term debt	187,111	188,511
Current obligations under capital lease	81,780	40,353
Current portion of in-process contracts	10,262	15,833
Current portion of derivative liabilities	57,453	56,800
Advances from affiliates	23,690	15,492
Total current liabilities	422,972	375,430
Long-term debt	1,626,968	1,602,715
Long-term obligations under capital lease	518,399	352,486
Long-term unearned revenue	10,007	10,332
Other long-term liabilities	60,646	60,573
In-process contracts	6,521	8,233
Derivative liabilities	118,187	128,293
Total liabilities	2,763,700	2,538,062

Equity
Limited partners – common units	1,578,503	1,563,852
Limited partners – preferred units	123,519	123,426
General partner	50,952	50,653
Accumulated other comprehensive income	486	575
Partners' equity	1,753,460	1,738,506
Non-controlling interest	42,865	38,906
Total equity	1,796,325	1,777,412
Total liabilities and total equity	4,560,025	4,315,474

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,	March 31,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	33,684	(34,963)
Non-cash items:
Unrealized (gain) loss on non-designated derivative instruments	(5,452)	32,076
Depreciation and amortization	26,120	23,611
Loss on sale of vessels	—	27,439
Unrealized foreign currency exchange loss and other	727	9,366
Equity income	(5,887)	(9,498)
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	1,398
Change in operating assets and liabilities	12,496	(11,589)
Expenditures for dry docking	(5,668)	(155)
Net operating cash flow	56,020	37,685

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	61,424	3,364
Debt issuance costs	(585)	—
Scheduled repayments of long-term debt	(25,290)	(29,792)
Prepayments of long-term debt	(18,704)	(20,000)
Scheduled repayments of capital lease obligations	(13,485)	(6,681)
Decrease in restricted cash	9,384	6,591
Cash distributions paid	(14,086)	(11,364)
Dividends paid to non-controlling interest	(658)	(23)
Other	(571)	—
Net financing cash flow	(2,571)	(57,905)

INVESTING ACTIVITIES
Capital contributions to equity-accounted joint ventures	(77,786)	(4,029)
Return of capital from equity-accounted joint ventures	40,320	—
Receipts from direct financing leases	5,156	7,836
Proceeds from sale of vessel	20,580	—
Proceeds from sale-leaseback of vessels	220,825	179,434
Expenditures for vessels and equipment	(207,489)	(151,357)
Net investing cash flow	1,606	31,884

Increase in cash and cash equivalents	55,055	11,664
Cash and cash equivalents, beginning of the period	126,146	102,481
Cash and cash equivalents, end of the period	181,201	114,145

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	33,684	(34,963)
Less: Net income attributable to non-controlling interests	(4,627)	(2,175)
Net income (loss) attributable to the partners and preferred unitholders	29,057	(37,138)
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gains) losses(1)	(52)	7,740
Unrealized (gains) losses on non-designated derivative instruments(2)	(5,452)	32,076
Interest rate swaption agreements termination	(395)	—
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	1,398
Unrealized (gains) losses on non-designated and designated derivative instruments and other items from equity-accounted investees(3)	(2,297)	4,138
Loss on sale of vessels(4)	—	27,439
Non-controlling interests’ share of items above(5)	232	(1,502)
Total adjustments	(7,964)	71,289
Adjusted net income attributable to the partners and preferred unitholders	21,093	34,151

(1)
Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross-currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of Income (Loss) included in this release for further details.

(2)
Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See Note 3 to the Consolidated Statements of Income (Loss) included in this release for further details.

(3)
Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See Note 2 to the Consolidated Statements of Income (Loss) included in this release for further details.

(4)	See Note 1 to the Consolidated Statements of Income (Loss) included in this release for further details.

(5)
Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income (loss) listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)

Net income (loss):	33,684	(34,963)
Add:
Depreciation and amortization	26,120	23,611
Loss on sale of vessels	—	27,439
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	11,660	20,573
Direct finance lease payments received in excess of revenue recognized	5,227	4,866
Distributions relating to equity financing of newbuildings	1,707	—

Less:
Equity income	(5,887)	(9,498)
Estimated maintenance capital expenditures	(12,628)	(11,976)
Unrealized (gain) loss on non-designated derivative instruments	(5,452)	32,076
Unrealized foreign currency exchange (gain) loss	(52)	7,740
Ineffective portion on qualifying cash flow hedging instruments included in interest expense	—	1,398
Distributions relating to preferred units	(2,812)	—
Deferred income tax and other non-cash items	(1,670)	(1,372)
Distributable Cash Flow before Non-controlling interest	49,897	59,894
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(6,670)	(5,490)
Distributable Cash Flow	43,227	54,404
Amount of cash distributions attributable to the General Partner	(228)	(227)
Limited partners' Distributable Cash Flow	42,999	54,177
Weighted-average number of common units outstanding	79,590,153	79,557,872
Distributable Cash Flow per limited partner common unit	0.54	0.68

(1)
The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $7.7 million and $7.4 million for the three months ended March 31, 2017 and 2016, respectively.

Teekay LNG Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	88,947	12,233	101,180
Voyage expenses	(346)	(1,091)	(1,437)
Vessel operating expenses	(18,665)	(4,723)	(23,388)
Depreciation and amortization	(23,220)	(2,900)	(26,120)
General and administrative expenses	(3,380)	(777)	(4,157)
Income from vessel operations	43,336	2,742	46,078

	Three Months Ended March 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	78,585	17,186	95,771
Voyage expenses	(117)	(340)	(457)
Vessel operating expenses	(15,232)	(6,621)	(21,853)
Depreciation and amortization	(18,685)	(4,926)	(23,611)
General and administrative expenses	(4,362)	(1,066)	(5,428)
Loss on sale of vessels	—	(27,439)	(27,439)
Income (loss) from vessel operations	40,189	(23,206)	16,983

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2017
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix C)	43,336	2,742	46,078
Depreciation and amortization	23,220	2,900	26,120
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	5,227	—	5,227
Realized gain on Toledo Spirit derivative contract	—	15	15
Cash flow from vessel operations from consolidated vessels	71,783	5,379	77,162

	Three Months Ended March 31, 2016
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income (loss) from vessel operations (See Appendix C)	40,189	(23,206)	16,983
Depreciation and amortization	18,685	4,926	23,611
Loss on sale of vessels	—	27,439	27,439
Amortization of in-process contracts included in voyage revenues	(608)	(278)	(886)
Direct finance lease payments received in excess of revenue recognized	4,866	—	4,866
Realized gain on Toledo Spirit derivative contract	—	630	630
Cash flow adjustment for two Suezmax tankers(1)	—	1,037	1,037
Cash flow from vessel operations from consolidated vessels	63,132	10,548	73,680

(1)
The Partnership’s charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash effect of the change in hire rates was not fully reflected in the Partnership’s statements of income (loss) as the change in the lease payments was being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contracts and the vessels were redelivered during the second quarter of 2016.

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2017		March 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	115,043	51,255	133,957	60,793
Voyage expenses	(5,343)	(2,734)	(4,757)	(2,380)
Vessel operating expenses	(40,580)	(18,788)	(41,581)	(19,367)
Depreciation and amortization	(25,828)	(12,909)	(24,609)	(12,311)
Income from vessel operations of equity-accounted vessels	43,292	16,824	63,010	26,735
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(23,850)	(10,937)	(42,242)	(17,237)
Net income / equity income of equity-accounted vessels	19,442	5,887	20,768	9,498

Income from vessel operations of equity-accounted vessels	43,292	16,824	63,010	26,735
Depreciation and amortization	25,828	12,909	24,609	12,311
Direct finance lease payments received in excess of revenue recognized	9,426	3,421	8,786	3,186
Amortization of in-process revenue contracts	(2,144)	(1,105)	(2,899)	(1,483)

Cash flow from vessel operations from equity-accounted vessels	76,402	32,049	93,506	40,749

(1)
The Partnership's equity-accounted vessels for the three months ended March 31, 2017 and 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 vessels, including three newbuildings, as at March 31, 2017, compared to 23 vessels owned and in-chartered, including six newbuildings, as at March 31, 2016; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 Ice-Class LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at March 31, 2017		As at December 31, 2016
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	353,549	151,493	400,090	167,813
Other current assets	49,051	22,517	72,437	33,817
Vessels and equipment	2,213,241	1,139,927	2,174,467	1,121,293
Advances on newbuilding contracts	878,670	326,567	824,534	303,162
Net investments in direct financing leases, current and non-current	1,807,554	662,381	1,816,365	665,599
Other non-current assets	75,385	46,631	73,814	44,177
Total assets	5,377,450	2,349,516	5,361,707	2,335,861

Current portion of long-term debt and obligations under capital lease	144,832	66,285	209,814	99,994
Current portion of derivative liabilities	25,926	8,902	27,388	9,622
Other current liabilities	81,525	35,934	76,480	32,068
Long-term debt and obligations under capital lease	2,604,774	1,094,465	2,677,447	1,087,425
Shareholders' loans, current and non-current	707,584	303,260	545,028	272,514
Derivative liabilities	78,533	26,080	82,738	27,526
Other long-term liabilities	78,236	40,495	80,170	41,500
Equity	1,656,040	774,095	1,662,642	765,212
Total liabilities and equity	5,377,450	2,349,516	5,361,707	2,335,861

Investments in equity-accounted joint ventures		774,095		765,212
Advances to equity-accounted joint ventures		303,260		272,514
Investments in and advances to equity-accounted joint ventures		1,077,355		1,037,726

(1)
The Partnership's equity-accounted joint ventures as at March 31, 2017 and December 31, 2016 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s ownership interests of 49 percent and 50 percent, respectively, in the Excalibur and Excelsior joint ventures, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 22 vessels, including three newbuildings, as at March 31, 2017, compared to 23 vessels owned and in-chartered, including four newbuildings, as at December 31, 2016; the Partnership’s 30 percent ownership interest in two LNG carrier newbuildings and 20 percent ownership interest in two LNG carrier newbuildings for Shell; the Partnership’s 50 percent ownership interest in six ARC7 Ice-Class LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited; and the Partnership's 30 percent ownership interest in Bahrain LNG W.L.L., which owns an LNG receiving and regasification terminal under construction in Bahrain.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and cost of newbuilding vessel deliveries and the commencement of related contracts; the financing for Exmar LPG Joint Venture's mid-size LPG carrier newbuilding acquisition; the commencement of the charter contract for one of the MALT LNG Joint Venture vessels; the timing, amount and certainty of securing financing for the Partnership’s committed growth projects, including the expected completion of the sale-leaseback financing transaction for two of the Partnership’s 50 percent-owned ARC7 Ice-Class LNG carrier newbuildings for the Yamal LNG project; and the outcome of discussions with Awilco LNG. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the Partnership’s and the Partnership’s joint ventures’ ability to secure financing for its existing newbuildings and projects; the inability of the Partnership to negotiate acceptable terms with Awilco LNG; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.